UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT UNDER SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: December 31, 2012

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                      to

Commission File Number: 0-26001

A.	Full title of plan and the address of the plan, if different from that of the issuer named below:

Profit Incentive Bonus Plan of

Hudson City Savings Bank

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hudson City Bancorp, Inc.

West 80 Century Road

Paramus, NJ 07652

REQUIRED INFORMATION

Report of Independent Registered Public Accounting Firm

The Board of Directors

Hudson City Bancorp, Inc.:

We have audited the accompanying statements of net assets available for benefits of the Profit Incentive Bonus Plan of Hudson City Savings Bank (the Plan) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

New York, New York

June 27, 2013

PROFIT INCENTIVE BONUS PLAN OF

HUDSON CITY SAVINGS BANK

Statements of Net Assets

Available for Benefits

December 31, 2012 and 2011

	December 31, 2012	December 31, 2011
Assets
Investments, at fair value:
Mutual funds (Note 9)	$23,033,123	$19,555,531
Stable Value Funds (Notes 9 and 10)	13,040,738	12,199,380
Hudson City Bancorp, Inc. Common Stock Fund (Note 9)	28,452,493	22,256,199

Total investments, at fair value	64,526,354	54,011,110

Receivables:
Participant loans receivable (Note 7)	640,562	760,016
Employer contribution receivable	485,564	488,194
Interest and other receivables	129	122

Total receivables	1,126,255	1,248,332

Total assets	65,652,609	55,259,442
Liabilities
Contributions refundable (Note 11)	—	24,669
Fee payable	8,689	2,368

Net assets available for benefits at fair value	65,643,920	55,232,405
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(436,752)	(389,458)

Net assets available for benefits	$65,207,168	$54,842,947

See accompanying notes to financial statements

PROFIT INCENTIVE BONUS PLAN OF

HUDSON CITY SAVINGS BANK

Statements of Changes in Net Assets

Available for Benefits

Years Ended December 31, 2012 and 2011

	December 31, 2012	December 31, 2011
Additions to (reductions from) net assets attributable to:
Investment income:
Interest	$34,610	$44,132
Dividends	1,631,618	2,123,770
Net realized gains (losses) and changes in net unrealized appreciation (Note 9)	8,577,352	(22,799,827)

Total investment income (loss)	10,243,580	(20,631,925)

Contributions:
Employer contributions	487,404	488,194
Employee contributions	2,347,772	2,078,296
Rollovers	254,525	179,901

Total contributions	3,089,701	2,746,391

Total addition (reduction) to net assets	13,333,281	(17,885,534)
Deduction from net assets attributable to:
Participant benefits	2,936,036	1,083,941
Administrative expenses (Note 6)	29,796	37,768
Other disbursements	3,228	—

Total deductions	2,969,060	1,121,709

Increase (decrease) in net assets available for benefits	10,364,221	(19,007,243)
Net assets available for benefits:
Beginning of year	54,842,947	73,850,190

End of year	$65,207,168	$54,842,947

See accompanying notes to financial statements.

PROFIT INCENTIVE BONUS PLAN OF

HUDSON CITY SAVINGS BANK

Notes to Financial Statements

December 31, 2012 and 2011

(1)	Description of Plan

The following plan information provides only a general description of the provisions of the Profit Incentive Bonus Plan of Hudson City Savings Bank (the “Plan”). The Summary Plan Description or Plan Document should be referred to for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a participant-directed, defined contribution profit-sharing plan sponsored by Hudson City Savings Bank (the Bank) under the provisions of Section 401(a) of the Internal Revenue Code (the IRC), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Bank. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

A full-time employee becomes eligible to participate on the first of the month following the third month of his or her employment if he or she is at least 21 years old. A part-time employee becomes eligible to participate upon attaining the minimum age of 21, is employed a minimum of three months, and meets the eligibility rule of 1,000 work hours in one anniversary year, as defined.

On August 27, 2012, Hudson City Bancorp, Inc., (“Hudson City Bancorp”) the parent company of the Plan’s sponsor, entered into an Agreement and Plan of Merger (the “Merger Agreement”) with M&T Bank Corporation (“M&T”) and Wilmington Trust Corporation (“WTC”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, the Bank, the Plan’s sponsor, will merge with and into WTC, with WTC continuing as the surviving entity (the “Merger”).

On April 12, 2013, M&T and Hudson City Bancorp announced that additional time will be required to obtain a regulatory determination on the applications necessary to complete the proposed Merger. On April 13, 2013, M&T and Hudson City Bancorp entered into Amendment No. 1 (“Amendment No. 1”) to the Merger Agreement. Amendment No. 1, among other things, extends the date after which either party may elect to terminate the Merger Agreement if the Merger has not yet been completed from August 27, 2013 to January 31, 2014. The Merger is subject to regulatory approvals and the satisfaction of other customary conditions. The impact of the Merger on the Plan has yet to be determined.

The Plan maintains an account for each participant. Participants can elect to receive the Bank’s profit-sharing bonus in cash and/or defer it into the Plan. Each participant is fully vested in participant contributions. Non-elective employer contributions vest at the rate of 20% per year until fully vested after five years. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balances.

PROFIT INCENTIVE BONUS PLAN OF

HUDSON CITY SAVINGS BANK

Notes to Financial Statements

December 31, 2012 and 2011

Forfeitures are applied to reduce the Plan’s administrative expenses. In 2012 and 2011, no forfeitures were used to reduce the plan’s administrative expenses. At December 31, 2012 and 2011, there were $3,499 and $970, respectively, of forfeitures that were not used to reduce the Plan’s administrative expenses.

Each participant’s account is credited with the respective contribution and an allocation of plan earnings and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined.

(b)	Administration

The Human Resources and Benefits Committee, as appointed by the Board of Directors of the Plan Sponsor, is responsible for administering Plan operations. The Committee is named fiduciary, which has the authority to control and manage the operation and administration of the Plan. In addition, they have authority over the Plan’s investments.

(c)	Contributions

Participants are eligible to make pre-tax and after-tax personal contributions to the Plan. The amount contributed may not exceed 60% of compensation for the payroll period, as defined, subject to certain limitations. Total pre-tax contributions may not exceed the Internal Revenue Service annual limit, which was $17,000 for 2012 and $16,500 for 2011. Participants age 50 or over may contribute an additional tax-deferred contribution subject to an annual limit of $5,500 for both 2012 and 2011.

The Bank may allow Participants to enter into a special contribution agreement to make contributions up to 100% of cash bonuses paid on a uniform and non-discriminatory basis that are made for such participants during the Plan Year.

Participants in the Plan may designate the funds into which their contribution shall be invested. A participant may transfer a portion of his or her account balance among the funds as outlined in the Plan.

Participants may make rollover contributions to the Plan, which represent distributions from a qualified IRA or other qualified plan.

The Plan provides for automatic escalating enrollment for all new participants. If an employee meets the Plan’s eligibility requirements, automatic enrollment begins at a pre-tax contribution rate of 3% of eligible compensation, as defined in the Plan Document. Employees may elect to opt out of the automatic enrollment, or they may opt out of or change the percentage of the automatic escalating contribution option at any time.

PROFIT INCENTIVE BONUS PLAN OF

HUDSON CITY SAVINGS BANK

Notes to Financial Statements

December 31, 2012 and 2011

(d)	Investment Elections

Each participant may direct his or her account into one or more of 22 investment options offered by the Plan or in the Hudson City Bancorp, Inc. Common Stock Fund, a self-directed investment option. The Plan allows participants to change their investment election at any time unless restrictions are placed on a specific fund. In addition, the Plan allows participants to change their contribution percentage at any time.

(e)	Benefit Payments

Under the terms of the agreement with the Bank, participants and/or beneficiaries are eligible for payments following termination of employment for any reason, including death or disability. These payments can be made either in a lump-sum distribution or in equal annual installments over a period not to exceed 15 years. If the vested balance of a participant’s account balance is $5,000 or less, payment will be made in a lump-sum distribution. Subject to such terms and conditions as may be established from time to time by the plan administrator, participants may elect to receive shares of Hudson City Bancorp common stock, which are held in the Hudson City Bancorp, Inc. Common Stock Fund. Participants may receive either the entire portion of their interest in the Hudson City Bancorp, Inc. Common Stock Fund in shares of Hudson City Bancorp common stock, in cash, or part in shares and part in cash. The maximum number of shares of Hudson City Bancorp stock that they may receive will be the number of whole shares attributable to their interest in the Hudson City Bancorp, Inc. Common Stock Fund. Any remaining amount distributed will be paid in cash.

(f)	Withdrawals

During employment, a participant may make withdrawals of all or certain portions of his or her vested account balance, subject to certain restrictions as set forth in the Plan Document. Certain withdrawals, such as hardship withdrawals, preclude the participant from making further contributions or withdrawals under the Plan for six months after the receipt of the distribution.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting and present the net assets available for benefits and the changes in those net assets.

PROFIT INCENTIVE BONUS PLAN OF

HUDSON CITY SAVINGS BANK

Notes to Financial Statements

December 31, 2012 and 2011

(b)	Recent Accounting Pronouncements

In May 2011, FASB issued ASU No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (“IFRSs”). The amendments in this update result in common fair value measurement and disclosure requirements in U.S. GAAP and IFRSs which include (1) application of the highest and best use and valuation premise concepts. The amendments specify that the concepts of highest and best use and valuation premise in a fair value measurement are relevant only when measuring the fair value of nonfinancial assets; (2) include requirements specific to measuring the fair value of those instruments, such as equity interests issued as consideration in a business combination; (3) clarify that a reporting entity should disclose quantitative information about the unobservable inputs used in a fair value measurement that is categorized within Level 3 of the fair value hierarchy; (4) permit an exception to the requirements in Topic 820 for measuring fair value when a reporting entity manages its financial instruments on the basis of its net exposure, rather than its gross exposure, to those risks; and (5) expanded disclosures about fair value measurements for recurring Level 3 fair value measurements to include the valuation processes used by the reporting entity and the sensitivity of the fair value measurement to changes in unobservable inputs and the interrelationships between those unobservable inputs. In addition, reporting entities must categorize by level of the fair value hierarchy for items that are not measured at fair value in the statement of net assets available for benefits but for which the fair value is required to be disclosed. This guidance is effective for periods beginning after December 15, 2011. The required disclosures have been provided in note 9 and did not have a material effect on the financial statements.

(c)	Fair Value Measurement of Investments

The Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurements and Disclosures, defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.

The Plan uses fair value measurements to record fair value adjustments to certain assets and to determine fair value disclosures. The Plan did not have any liabilities that were measured at fair value at December 31, 2012 or 2011. The Plan’s investments are recorded at fair value on a recurring basis. Additionally, from time to time, the Plan may be required to record at fair value other assets or liabilities on a non-recurring basis.

In accordance with ASC Topic 820, the Plan groups its assets at fair value in three levels, based on the markets in which the assets are traded and the reliability of the assumptions used to determine fair value. These levels are:

•	Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.

PROFIT INCENTIVE BONUS PLAN OF

HUDSON CITY SAVINGS BANK

Notes to Financial Statements

December 31, 2012 and 2011

•

Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market.

•

Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Plan’s own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include the use of option pricing models, discounted cash flow models and similar techniques. The results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability.

The Plan bases its fair values on the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. ASC Topic 820 requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

(d)	Investment Valuation and Income Recognition

The Plan’s mutual fund investments are stated at net asset value which represents the fair value of the securities held in such funds and quotes are readily available. The investment in Hudson City Bancorp, Inc. Common Stock Fund is comprised of the Hudson City Bancorp common stock and cash, and is valued at estimated fair value, which is determined based on the unit value of the fund. The unit value of the fund is determined by Fidelity Management Trust Company (the “Trustee”), which is sponsoring the fund by dividing the fund’s net assets at fair value by its units outstanding at the valuation date. Securities transactions are recognized on the trade date (the date the order to buy or sell is executed).

As described in ASC Topic 946-210-45-9, Fully Benefit-Responsive Investment Contracts, investment contracts held by a defined contribution plan are required to be reported at fair value. The Plan’s investment in the Fidelity Advisor Stable Value Portfolio Class I Fund (“Stable Value Fund”) are deemed to be fully benefit-responsive. The fair value of fully benefit-responsive investment contracts in the Stable Value Fund is calculated using a discounted cash flow model, which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

(e)	Concentration of Risk

The assets of the Plan are primarily financial instruments, which are monetary in nature. As a result, interest rates have a more significant impact on the Plan’s performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same

PROFIT INCENTIVE BONUS PLAN OF

HUDSON CITY SAVINGS BANK

Notes to Financial Statements

December 31, 2012 and 2011

direction or in the same magnitude as the prices of goods and services as measured by the consumer price index. Investments in funds are subject to risk conditions of the individual mutual fund objectives, stock market, interest rates, economic conditions and world affairs. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for plan benefits. Investment in the Hudson City Bancorp, Inc. Common Stock Fund amounted to $28,452,493 and $22,256,199 at December 31, 2012 and 2011, respectively. This represents 44.1% and 42.8% of total investments at December 31, 2012 and 2011, respectively.

(f)	Payments of Benefits

Benefits are recorded when paid.

(g)	Use of Estimates

In preparing the Plan financial statements in conformity with U.S. generally accepted accounting principles, estimates and assumptions have been made relating to the reporting of assets and liabilities and changes therein, and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(h)	Subsequent Events

Management has evaluated events and transactions through the date these financial statements were issued and determined that no additional disclosure or adjustments were necessary.

(3)	Plan Amendments

There were no Plan amendments during the years 2012 and 2011.

(4)	Federal Income Taxes

The Plan has adopted an approved prototype plan, which received an Internal Revenue Service (“IRS”) determination letter dated April 30, 2003, which stated that the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code (the “IRC”), and therefore are exempt from federal taxes. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and operated in compliance with the applicable requirements of the IRC. In March 2010, the Trustee filed a restated prototype plan in order to receive a new opinion letter, complying with the IRS’s six-year remedial amendment cycle. Under this system, the IRS requires that all pre-approved plans restate the documents in order to incorporate new amendments and regulatory changes that have occurred since the last required submission.

PROFIT INCENTIVE BONUS PLAN OF

HUDSON CITY SAVINGS BANK

Notes to Financial Statements

December 31, 2012 and 2011

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012 and 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for the years prior to 2008.

(5)	Plan Termination

Although it has not expressed an intention to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts. The impact of the Merger on the Plan has yet to be determined.

(6)	Plan Expenses

Plan fees and expenses, including fees and expenses incurred in providing administrative services by external service providers, are paid from Plan assets. Expenses paid by the Plan include recordkeeping and trustee’s fees. However, investment management and audit services are paid by the Plan Sponsor. Expenses incurred by the funds, including investment management fees paid to the advisor of those funds, are reflected in the net asset value of the funds and included in net realized gains (losses) and changes in net unrealized appreciation in fair value of investments.

(7)	Participant Loans Receivable

A participant, in case of need, may apply to the plan administrator for a loan in an amount equal to or less than 50% of the vested account balance, from a minimum of $1,000 up to a maximum of $50,000. The loans are secured by the participant’s account. The period of repayment shall not exceed five years unless the loan is to be used in conjunction with the purchase of the principal residence of the participant, in which case the period shall not exceed ten years.

Interest is charged at a commercially reasonable rate, with all interest on loans being paid back into the borrower’s plan account. Principal and interest is paid ratably through payroll deductions. As of December 31, 2012, the interest rates on these loans ranged from 4.25% to 8.50%, with maturities ranging from June 13, 2013 through May 17, 2018.

PROFIT INCENTIVE BONUS PLAN OF

HUDSON CITY SAVINGS BANK

Notes to Financial Statements

December 31, 2012 and 2011

(8)	Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by an affiliate of the Trustee, Fidelity Investment International Operations Company, Inc. (Fidelity). Fidelity is also the recordkeeper. In addition, the Plan invests in shares of common stock issued by Hudson City Bancorp, Inc. Therefore, these transactions qualify as party-in-interest transactions. Fees paid to the Trustee and affiliates of the Trustee amounted to approximately $30,000 and $38,000 in each of the years ended December 31, 2012 and 2011, respectively.

(9)	Investments

Individual investments in excess of 5% of the fair value of net assets available for benefits at December 31, 2012 and 2011 are as follows:

	2012		2011
	Shares	Fair Value	Shares	Fair Value
Hudson City Bancorp, Inc. Common Stock Fund	3,360,033	$28,452,493	3,431,587	$22,256,199
Fidelity Advisors Stable Value Portfolio Class I	12,603,986	13,040,738	11,809,922	12,199,380
Morgan Stanley U.S. Government Securities Trust Fund Class A	629,847	5,687,519	607,059	5,408,894
Invesco S&P 500 Index Fund Class A	297,828	4,547,838	268,190	3,620,563

For the years ended December 31, 2012 and 2011, the Plan’s net realized gains (losses) and changes in unrealized appreciation (depreciation) in fair value of investments is as follows:

	2012	2011
Mutual funds:
Net appreciation (depreciation) in fair value of investments	$2,142,784	$(724,401)
Hudson City Bancorp, Inc. Common Stock Fund:
Net appreciation (depreciation) in fair value of investments	6,434,568	(22,075,426)

Net appreciation (depreciation) in fair value of investments	$8,577,352	$(22,799,827)

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

PROFIT INCENTIVE BONUS PLAN OF

HUDSON CITY SAVINGS BANK

Notes to Financial Statements

December 31, 2012 and 2011

The following table presents the Plan’s fair value hierarchy for those investments measured at fair value at December 31, 2012:

Description	Assets Measured at Fair Value at 12/31/2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Investments in mutual funds:
Balanced	$5,145,014	5,145,014	—	—
Equity	12,200,590	12,200,590	—	—
Fixed Income	5,687,519	5,687,519	—	—
Investments in Stable Value Fund	13,040,738	—	13,040,738	—
Investments in Hudson City Bancorp,
Inc. Common Stock Fund	28,452,493	—	28,452,493	—

Total	$64,526,354	23,033,123	41,493,231	—

The following table presents the Plan’s fair value hierarchy for those investments measured at fair value at December 31, 2011:

Description	Assets Measured at Fair Value at 12/31/2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Investments in mutual funds:
Balanced	$3,928,512	3,928,512	—	—
Equity	10,218,125	10,218,125	—	—
Fixed Income	5,408,894	5,408,894	—	—
Investments in Stable Value Fund	12,199,380	—	12,199,380	—
Investments in Hudson City Bancorp,
Inc. Common Stock Fund	22,256,199	—	22,256,199	—

Total	$54,011,110	19,555,531	34,455,579	—

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.

Mutual funds: the mutual funds are recorded at net asset value which represents the fair value of the securities held in such funds and quotes are readily available. There are no restrictions on redemptions.

Stable Value Fund: the Stable Value Fund invests primarily in fully benefit responsive investment contracts issued by insurance companies, banks and other financial institutions, and other authorized instruments. The fair value of fully benefit-responsive investment contracts is calculated using a discounted cash flow model, which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities.

PROFIT INCENTIVE BONUS PLAN OF

HUDSON CITY SAVINGS BANK

Notes to Financial Statements

December 31, 2012 and 2011

Hudson City Bancorp, Inc. Common Stock Fund: the Hudson City Bancorp, Inc. Common Stock Fund invests primarily in Hudson City Bancorp common stock, which is traded on the NASDAQ under the ticker symbol (HCBK) and is valued at fair value based upon its quoted market price at the daily close of the NASDAQ. An immaterial portion of this fund is invested in interest-bearing cash.

The Plan had no transfers of investments between Levels 1 and 2 classifications during the years ended 2012 and 2011.Also, the Plan held no Level 3 investments during the years ended 2012 and 2011.

(10)	Stable Value Fund

The Plan is invested in the Fidelity Advisor Stable Value Class I Fund (the Fund), a common/collective trust that invests primarily in fully benefit responsive investment contracts issued by insurance companies, banks and other financial institutions, and other authorized instruments, which are benefit responsive.

The fair value of the Fund is calculated by applying the Plan’s ownership interest in the Fund to the total reported net asset value at fair value of the Fund at the end of the reporting period. The underlying assets owned by the Fund primarily consist of fixed income securities, asset-backed securities and synthetic guaranteed investment contracts (“wrap contracts”). The fair values of fixed income securities and asset-backed securities are based on the values of the underlying debt securities, which are valued using quoted prices on similar assets (Level 2 inputs). The wrap contracts are fair valued using a discounted cash flow model that considers recent fee bids as determined by recognized dealers, the appropriate discount rate, and the duration of the underlying portfolio securities.

The Plan’s investment in the Fund, which is a stable value pooled fund and carries a “benefit responsiveness” feature that allows plan participants to make exchanges or request benefit payment at contract value. The Fund satisfies the requirements to be “fully benefit-responsive” investment contract and is eligible for contract value accounting treatment prescribed by ASC Subtopic 962-325 “Investments – Other”. ASC Subtopic 962-325 requires fully benefit-responsive investment contracts held in a defined-contribution plan to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of these investment contracts as well as their adjustment from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

The average market yield earned by the Fund for 2012 was 1.74% and for 2011 was 1.78%.

PROFIT INCENTIVE BONUS PLAN OF

HUDSON CITY SAVINGS BANK

Notes to Financial Statements

December 31, 2012 and 2011

(11)	Contributions Refundable

In 2011, the Plan failed an ERISA discrimination test with respect to participants considered to be highly compensated individuals. As a result, a portion of the contributions made by those individuals are required to be refunded. Contributions refundable amounted to $0 and $24,699 at December 31, 2012 and 2011, respectively.

(12)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the financial statements to the Form 5500 at December 31, 2012 and 2011:

	2012	2011
Net assets available for benefits per the financial statements	$65,207,168	$54,842,947
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	436,752	389,458
Participant benefits payable	—	(2,233)

Net assets per the Form 5500	$65,643,920	$55,230,172

Increase (decrease) in net assets available for benefits	$10,364,221	$(19,007,243)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	47,294	389,458
Participant benefits payable	2,233	(2,233)

Net income (loss) per the Form 5500	$10,413,748	$(18,620,018)

Participant benefits per the financial statements	$2,936,036	$1,083,941
Participant benefits payable	(2,233)	2,233

Participant benefits per the Form 5500	$2,933,803	$1,086,174

Schedule 1

PROFIT INCENTIVE BONUS PLAN OF

HUDSON CITY SAVINGS BANK

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2012

Identity of Issue		Description of Investment	Number of Shares or Units	Fair Value
*	Fidelity Advisors Funds	Fidelity Advisors Stable Value Portfolio
		Class I	12,603,986	$13,040,738
	Morgan Stanley Funds	Morgan Stanley U.S. Government
		Securities Trust Fund Class A	629,847	5,687,519
	Invesco Advisors Funds	Invesco S&P 500 Index Fund
		Class A	297,828	4,547,838
	Van Kampen Funds	Van Kampen Comstock Fund
		Class A	174,109	3,100,885
	Van Kampen Funds	Van Kampen Equity & Income Fund
		Class A	222,533	2,045,076
	Invesco Advisors Funds	Invesco Global Core Equity Fund
		Class A	107,829	1,375,902
*	Fidelity Advisors Funds	Fidelity Advisors Mid Cap Fund
		Class T	71,411	1,615,327
*	Fidelity Advisors Funds	Fidelity Advisors Balanced Fund
		Class T	87,854	1,461,019
*	Fidelity Advisors Funds	Fidelity Advisors Value Strategies Fund
		Class T	40,530	1,192,783
*	Fidelity Advisors Funds	Fidelity Advisors Financial Services Fund
		Class T	33,290	367,855
*	Fidelity Advisors Funds	Fidelity Advisors Freedom Income Fund
		Class T	2,502	27,568
*	Fidelity Advisors Funds	Fidelity Advisors Freedom 2005
		Class T	2,770	32,078
*	Fidelity Advisors Funds	Fidelity Advisors Freedom 2010
		Class T	32,033	384,719
*	Fidelity Advisors Funds	Fidelity Advisors Freedom 2015
		Class T	21,507	257,871
*	Fidelity Advisors Funds	Fidelity Advisors Freedom 2020
		Class T	15,288	191,401
*	Fidelity Advisors Funds	Fidelity Advisors Freedom 2025
		Class T	13,929	168,818
*	Fidelity Advisors Funds	Fidelity Advisors Freedom 2030
		Class T	23,176	292,948
*	Fidelity Advisors Funds	Fidelity Advisors Freedom 2035
		Class T	7,922	94,589

(continued)

Schedule 1

PROFIT INCENTIVE BONUS PLAN OF

HUDSON CITY SAVINGS BANK

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2012

Identity of Issue		Description of Investment	Number of Shares or Units	Fair Value
*	Fidelity Advisors Funds	Fidelity Advisors Freedom 2040
		Class T	3,782	$48,330
*	Fidelity Advisors Funds	Fidelity Advisors Freedom 2045
		Class T	4,101	40,110
*	Fidelity Advisors Funds	Fidelity Advisors Freedom 2050
		Class T	9,727	94,545
*	Fidelity Advisors Funds	Fidelity Advisors Freedom 2055
		Class T	601	5,942

		Total investment in mutual and stable value funds		36,073,861

	Hudson City Bancorp, Inc.
*	Common Stock Fund	Investment in common stock fund	3,360,033	28,452,493
*	Participant Loans Receivable (a)		—	640,562

		Total other investments		29,093,055

		Total investments per Form 5500		$65,166,916

*	A party-in-interest as defined by ERISA

(a)	As of December 31, 2012 interest rates on these loans ranged from 4.25% to 8.50% with maturities ranging from June 13, 2013 through May 17, 2018.

See accompanying report of independent registered public accounting firm.

SIGNATURE OF PLAN ADMINISTRATOR

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Profit Incentive Bonus Plan of

Hudson City Savings Bank

Date: June 27, 2013	By:	/s/ J. Christopher Nettleton
J. Christopher Nettleton
Plan Administrator
Senior Vice President and Human
Resources Officer
Hudson City Savings Bank

EXHIBIT INDEX

Exhibit Number	Exhibit	Location

23.1	Consent of Independent Registered Public Accounting Firm	Page 19